SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34606; File No. 812-15298

BlackRock Capital Investment Advisors, LLC and BlackRock Private Credit Fund

June 2, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies that have elected to be regulated as business development companies ("BDCs") to issue multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

Applicants: BlackRock Capital Investment Advisors, LLC and BlackRock Private Credit Fund.

Filing Dates: The application was filed on January 21, 2022 and amended on May 2, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 27, 2022, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants:

Laurence D. Paredes, BlackRock Capital Investment Advisors, LLC, 40 East 52nd Street, New York, New York 10022; Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, NY 10001; Kevin T. Hardy, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, 155 North Wacker Drive, Chicago, Illinois 60606.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated May 2, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

  For the Commission, by the Division of Investment Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary
